Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

CellStar Corporation:

We consent to incorporation by reference in the registration statements on Form S-8 (Nos. 33-87754, 333-23381, 333-77415 and 333-89298) of CellStar Corporation of our report dated January 10, 2003, except for the fourth paragraph of note 6, which is as of February 28, 2003, and note 23, which is as of January 31, 2003, relating to the consolidated balance sheets of CellStar Corporation and subsidiaries as of November 30, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended November 30, 2002, and the related schedule, which report appears in the November 30, 2002 annual report on on Form 10-K/A Amendment No. 3 of CellStar Corporation.

/s/ KPMG LLP

KPMG LLP

Dallas, Texas

July 2, 2003